UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   JAMES H. BOND
   2401 21ST AVENUE SOUTH
   SUITE 200
   NASHVILLE, TN  37212
2. Issuer Name and Ticker or Trading Symbol
   CENTRAL PARKING CORPORATION (PK)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   April 1997
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   PRESIDENT
   CHIEF OPERATING OFFICER
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                                                                     750            I  by Spouse   (2)
Common Stock                                                                                     750            I  by Trust    (2)
Common Stock (1)                                                                                 194,436        D
Common Stock                                  04/16/97    G        222           A  $0.0000      222            I  by Daughter (2)

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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
Non-Qualified Stock Option     $12.0000                                                                   04/10/96     10/06/05
(right to buy)
Non-Qualified Stock Option     $31.8750                                                                   (3)          10/01/06
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option               Common Stock                   12,000                    12,000        D
(right to buy)
Non-Qualified Stock Option               Common Stock                   6,000                     6,000         D
(right to buy)

Explanation of Responses:

(1)
Excludes fractional shares.

(2)
The reporting person disclaims beneficial ownership of these securities and this report should not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

(3)
This option becomes exercisable in 25% increments on October 1, 1997, October 1, 1998, October 1, 1999 and
October 1, 2000.  Vesting may be accelerated in the event the Company attains certain performance objectives pursuant to the grant

SIGNATURE OF REPORTING PERSON




/S/ JAMES H. BOND
DATE 05/09/97